FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2615

TELEPHONE: 202/662-0200
FACSIMILE: 202/662-4643

INTERNET ADDRESS:
MMOONEY@FULBRIGHT.COM

DIRECT DIAL NUMBER:
202/662-4678

HOUSTON
WASHINGTON, D.C.
AUSTIN
SAN ANTONIO
DALLAS
NEW YORK
LOS ANGELES
MINNEAPOLIS
LONDON
HONG KONG
MUNICH

September 12, 2002

VIA MESSENGER DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Sasol Limited
File No. 82-631

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Sasol Limited, the following document:

> Audited profit statement and declaration of dividend number 46 for the year ended June 30, 2002, which appeared in the South African national newspapers on September 10, 2002

Kindly acknowledge receipt of the enclosed material by date-stamping the attached copy of this letter and returning it to the waiting messenger. Please call me at (202) 662-4678 should you have any questions.

Sincerely,

Marilyn Mooney /SJK/

Marilyn Mooney

dlw 9/16

Enclosure

cc: Steven B. Pfeiffer

45224331.1

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ZESCO LIMITED

INVITATION FOR EXPRESSIONS OF INTEREST CONSULTANCY SERVICES- BIS PROJECT

Expressions of Interest are invited from suitably qualified consultants for Consultancy Services for the Project to implement an Integrated Business Information System (BIS).

1. **BACKGROUND**

ZESCO intends to modernize its Information Technology systems by installing a new enterprise-wide Integrated Business Information System, which is intended to meet its current and long-term information requirements in the commercial, technical and Customer Service areas.

2. **OBJECTIVE**

The objective of the assignment is to ensure the acquisition and implementation of an Integrated Information System, which meets ZESCO's Business Information requirements whilst ensuring that the organization's Business processes are seamlessly linked to the Information systems.

The Business Information systems will include the following elements:

a) Customer Relations Management and Billing
b) Accounting and Financial Management Information System
c) Payroll/Human Resources Information System
d) Integrated Stock Management & Procurement System
e) Plant/Equipment Maintenance System
f) Fleet Management System
g) Management Information system and Enterprise Business Intelligence

3. **SCOPE OF WORK**

The responsibilities of the Consultant will include the following:

i. Development and refining requirements for utility oriented BIS, and provide advice for Change Management issues
ii. Assessment and re-engineering all relevant Business processes to align with the BIS
iii. Preparation of Tender documents including Terms of reference for the Supply of the BIS, adjudication of bids, contract negotiation and project implementation
iv. Draw up criteria for final acceptance tests prior to project handover

4. **QUALIFICATION CRITERIA**

Expression of interest must include the following:

i. A comprehensive company profile
ii. Organisation structure and capacity to manage this project and ability to implement/supervise large scale Information system projects across wide Geographical distribution successfully
iii. References for similar assignments in typical Energy utility organizations already undertaken

Specific expression of interest must be delivered to the address below, clearly marked "Expression of Interest for "Consultancy Services for Integrated Business Information System" not later than 17 September 2002.

Director Engineering Development
ZESCO H/Q
Stand No. 6949,
Great East Road,
PO BOX 33304,
LUSAKA-ZAMBIA

Telephone: 260-1-223971
TeleFax: 260-1-227537

Minimum requirement for expression of interest is having successfully executed at least (02) projects in the last seven years, of nature and complexity comparable to the proposed contract

Only firms/consortia short listed under this procedure shall be invited to bid.

For further information, please contact the Director of Engineering Development as above.

Holly Finn

Financial Times

SIX months ago a global media company called on Jamie Lowther-Pinkerton, MVO, MBE, former British army officer with the SAS, to brief, by video link-up, one of its journalists in Hong Kong.

A young financial reporter, she had never worked in the field and was about to take up a posting in Afghanistan. This was her safety training. Just two hours were allowed for the session. "It had a sobering effect on all of us," says Lowther-Pinkerton, who last year set up Objective Leadership with three other former soldiers.

Initially the company focused on corporate security. After the reporter's two-hour training, the partners realised there was a serious gap in the safety market. They expanded.

Now the company's hostile environment safety course, designed and directed with input from journalist Robert Adams, trains everyone from media professionals to bankers taking time off to venture beyond the corner office.

Lowther-Pinkerton met Adams in Bosnia, and describes him as "one of those journalists who didn't sit in the Holiday Inn".

It is Adams who ensures that while the five-day syllabus is infused with army-style skills — it includes tactical awareness, medical training, advanced communications, personal survival and situation awareness (and a few memorable acronyms, such as Reade: recognise, evaluate, avoid, diffuse and extract) — training is accessible, and useful, to all.

"It's not some ex-soldier trying to turn a journalist, or whoever, into a little SAS man," says Lowther-Pinkerton. "These are not Never-Never Land things." Instead, in the use-of-vehicles section, for instance, you are reminded of how to check fluid levels, gauge tyre pressures and find simple faults, as well as learning how to drop off and pick up by vehicle and helicopter in hostile environments.

The hostile environment training course is held at the Objective Training Centre UK, in Great Staughton, Cambridgeshire, with a maximum of 10 clients a course. It starts on Monday morning, ends Friday afternoon, and includes lodging, meals and drinks ($11 500, with discounts for freelancers). And the course is mobile. If you gather a group together in Europe or North America and give the company a month's notice, it will bring its expertise to you.

Much of the teaching is based on British special forces doctrine, but each is tailored to the needs of the student. A backpacker might not need to focus quite so much on "what constitutes cover from small arms fire", for example. "We went for the harsh end first, the really hostile environment," says Lowther-Pinkerton. "You can downscale everything."

Outsiders keep books above board

Roland Brittan

THE landscape between accounting firms and their clients has changed dramatically over the past decade.

As firms grew, professional fees increased. View this in light of auditing firms' traditional responsibilities — checking every transaction — and one can see how the new system can be open to corruption.

Auditors are required to assess internal controls and report on them in their management reports. Because of the increase in size of so many clients and resulting accounting work, they started statistical sampling, which includes sampling the bulk of transactions as well as vouching for transactions above a certain monetary value — all the while relying on internal controls. This means that only a small percentage of financial transactions are audited to obtain the bigger picture, creating a window of opportunity for fraud.

Large organisations usually have an internal audit team, while medium-sized businesses generally rely on the auditors to highlight weaknesses. This could be too little too late to realise management's duty to safeguard company assets. Temporary financial or accounting assignees have no political interests inside the company, so can remain objective. They can be rotated in various functions within key risk departments to unearth dicey practices and add insight on how to improve systems, as well as to form ad hoc internal audit teams.

Employees simply cannot afford to get up to anything untoward as, from time to time, an independent and completely objective assignee will be working with them and auditing transactions. This measure could go a long way to ensuring that everything is above board.

■ Brittan is CEO of Accountants-On-Call.

Black forum strengthening

Dave Marrs

Business Editor

CAPE TOWN — The Black Management Forum's Western Cape branch is experiencing a dramatic revival, which its office bearers attribute to the increased number of "previously disadvantaged" employees now in management positions, and their need to network and support each other in a sometimes hostile corporate environment.

The 26-year-old organisation's membership in the province has risen more than 120% over the past year.

Management leadership development programme head David Leendertz says considerable effort has been put into offering a variety of career development and enrichment opportunities, either discounted or at no cost to members, as part of the programme.

"This has resulted from the strong links the organisation has established with leading management training and business educational institutions, including some corporate members," Leendertz says.

"In partnership with institutions such as the Graduate School of Business at the universities of Cape Town and Stellenbosch, Peninsula Technikon and others, courses are now accessible and affordable to (forum) members."

Eleven members are attending courses in Western Cape, including the senior management development programme at Stellenbosch Business School and the Graduate School of Business's AIM programme. Members are also attending training courses offered by Nedcor and Woolworths.

CORPORATE LADDER

Motorola and BAT top leadership supply ranks

Career planning is a vital element for organisations that create leaders

Alan Bird and Dean Donovan

MOTOROLA SA and British American Tobacco have emerged clear winners in terms of leadership supply practices in SA.

Capital One finished third, Absa fourth and Vodacom fifth in a recent survey conducted by global consulting company Bain & Co.

The survey, in which the 10 largest companies in eight sectors were invited to participate — mining and resources, industrials, consumer, financial services, parastatals, international companies, small companies and medium enterprises — assessed the quality of leadership supply practices among SA business and multinationals operating in SA.

Participating companies were rated in terms of recruitment, career planning, performance management, remuneration and talent management. Talent management encompasses the projection of supply and demand of potential high performers and the identification and the creation of opportunity. Remuneration — the design of packages to encourage performance — is intended to retain top performers by paying them significantly more than weak performers.

Career planning was also identified as crucial. Companies were required to show that they had established a regular and disciplined process based on performance review output and to provide sufficient opportunities for employees to address identified developmental needs.

Recruitment, the final dimension, required companies to show they had determined recruitment targets based on current and future needs, had found a way to identify the best sources of talent and co-ordinated the processes across the organisation.

Motorola and British American Tobacco excelled due to the involvement of their CEOs in their leadership supply programmes, with clear commitment from the top to develop and implement processes to drive performance and achieve results.

Both companies achieved high scores on processes, particularly recruitment, performance management, remuneration and talent management.

Absa scored the highest in terms of the fifth process — career planning — with British American Tobacco second and Capital One third.

The financial services sector performed best overall. Multinationals tended to perform better than purely domestic firms. Larger firms outperformed mid-sized firms.

Leadership supply is a key factor in achieving an organisation that really performs well. The acid test of a successful leadership supply programme is output. The best people in the organisation must be in critical leadership positions, leaders must be motivated to create maximum value and the future supply of leadership must be assured.

We have found that firms should focus on top-level management first. Strong leadership supply practices at this level have the greatest effect on company results. Firms that focus on middle and lower-level managers, letting their executives off the hook, undermine whatever development programmes are in place at lower levels.

Almost all organisations do something to develop people but few manage to follow best practice. Both international and SA companies with strong leadership supply practices earn significantly greater returns on equity, the firms in the top third surveyed yielding returns nearly 10 percentage points above their cost of capital. Firms in the bottom third barely make their cost of capital.

Survey participants were required to prove that they measured performance and skills separately, that they had transparent, regular and disciplined review processes, ensured the process was objective and consistent across the organisation, and that they took clear action based on performance reviews.

■ *Bird is Bain's SA MD; Donovan is a vice-president of Bain & Co.*



WHY CREATING LEADERS COUNTS
Companies were scored along five dimensions
Overall systems score
5
4
3
2
1
0
Motorola
BAT
Capital One
Absa
Vodacom
Talent management
Remuneration
Performance management
Career planning
Recruitment
Effective leadership supply generates superior returns
10-year return in excess of cost of capital
(%)
12,5
10,0
7,5
5,0
2,5
0
Average
Low (Group C)
Medium (Group B)
High (Group A)

Hot-spot training now on offer

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number 46 for the year ended 30 june 2002

and performance

sasol
reaching new frontiers

consolidated balance sheet

As at 25.6.2001 USD million	As at 30.6.2002 USD million		As at 30.6.2002 R million	As at 25.6.2001 R million
		ASSETS		
3 497	3 570	Property, plant and equipment	36 667	28 035
(65)	(51)	Goodwill and negative goodwill	(518)	(523)
134	180	Intangible assets	1 852	1 071
217	226	Other long-term assets	2 327	1 750
3 783	3 925	Non-current assets	40 328	30 333
899	878	Inventories	9 013	7 210
1 257	1 024	Trade and other receivables	10 515	10 079
2	23	Short-term financial assets	232	19
304	367	Cash	3 769	2 434
2 462	2 292	Current assets	23 529	19 742
6 245	6 217	TOTAL ASSETS	63 857	50 075
		EQUITY AND LIABILITIES		
2 772	2 928	Total shareholders' equity	30 070	22 217
13	25	Minority interest	262	107
620	529	Long-term loans	5 427	4 970
542	552	Long-term provisions	5 670	4 345
—	6	Long-term deferred income	65	—
584	531	Deferred tax	5 444	4 689
1 746	1 618	Non-current liabilities	16 606	14 004
434	338	Short-term loans	3 474	3 479
1 272	1 135	Other current liabilities	11 671	10 204
8	173	Bank overdraft	1 774	64
1 714	1 646	Current liabilities	16 919	13 747
6 245	6 217	TOTAL EQUITY AND LIABILITIES	63 857	50 075

consolidated income statement

Year ended 25.6.2001 USD million	Year ended 30.6.2002 USD million		Year ended 30.6.2002 R million	Year ended 25.6.2001 R million	% increase
5 399	6 078	Sales	61 578	41 289	49
(3 363)	(3 621)	Cost of sales	(36 688)	(25 720)	

consolidated changes in equity statement (abridged)

	Year ended 30.6.2002 R million	Year ended 25.6.2001 R million
Balance at beginning of year	22 217	17 715
Shares issued	76	43
Attributable earnings	9 496	7 025
Dividends paid	(2 325)	(1 655)
Increase in foreign currency translation reserve	1 865	208
Increase in non-trading financial assets reserve	2	—
Decrease in cash flow hedge accounting reserve	(241)	—
Shares repurchased	(1 020)	(1 119)
Balance at end of year	30 070	22 217
Comprising		
Share capital	2 706	2 630
Accumulated profit	28 817	21 646
Foreign currency translation reserve	2 215	350
Non-trading financial assets reserve	2	—
Cash flow hedge accounting reserve	(241)	—
Share buyback programme	(3 429)	(2 409)
Total shareholders' equity	30 070	22 217

consolidated cash flow statement (abridged)

	Year ended 30.6.2002 R million	Year ended 25.6.2001 R million
Cash flow from operations	19 157	14 507
Investment income	247	253
Decrease / (increase) in working capital	300	(425)
Finance costs paid	(863)	(509)
Tax paid	(4 749)	(2 972)
Dividends paid	(2 325)	(1 655)
Cash retained from operating activities	11 767	9 199
Additions to property, plant and equipment	(7 945)	(3 657)
Acquisition of businesses	(565)	(8 350)
Sasol Chemie purchase price adjustment	341	—
Cash acquired on acquisition of businesses	35	154
Other net expenditure in investing activities	(210)	(883)
Cash utilised in investing activities	(8 344)	(12 736)
Cash effect of financing activities	(4 524)	5 373
(Decrease)/increase in cash	(1 101)	1 836
Cash		
– at beginning of year	2 370	506
– arising on translation	726	28
Cash at end of year	1 995	2 370

business unit contribution to operating profit

Year ended 25.6.2001 USD million	Year ended 30.6.2002 USD million		Year ended 30.6.2002 R million	Year ended 25.6.2001 R million
75	133	Sasol Mining	1 348	577
1 029	797	Sasol Synfuels	8 066	7 871
171	182	Sasol Oil and Gas	1 845	1 309
293	384	Sasol Chemical Industries	3 889	2 243
64	119	Sasol Olefins and Surfactants*	1 210	491
65	79	Sasol Solvents*	797	496
28	45	Nitrogen businesses	452	213
92	91	Sasol Polymers	923	703
44	50	Other Chemicals	507	340
(26)	(2)	Other	(17)	(198)
1 542	1 494		15 131	11 802
(133)	(24)	Capital items written off*	(236)	(1 029)
(6)	(1)	Sasol Mining	(8)	(46)
(11)	(2)	Sasol Synfuels	(18)	(84)
—	—	Sasol Oil and Gas	(5)	—
(112)	(21)	Sasol Chemical Industries	(203)	(865)
(4)	—	Other	(2)	(34)
1 409	1 470	Operating profit	14 895	10 773

* The operating profit included in Sasol Olefins and Surfactants and Sasol Solvents relating to Sasol Chemie increased by 372% from R204 million to R963 million.

*Refer income statement

Trading in the STRATE environment requires settlement within five business days. In accordance with the settlement procedures of STRATE, the following dates will apply to the final dividend:

Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 4 October 2002
Trading ex dividend commences	Monday, 7 October 2002
Record date	Friday, 11 October 2002
Dividend payment date (electronic and certificated register)	Monday, 14 October 2002

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2 036	2 457	Gross profit	24 890	15 569	60
(265)	(422)	Marketing and distribution expenditure	(4 273)	(2 024)	
(339)	(407)	Administrative expenditure	(4 125)	(2 596)	
(23)	(158)	Other operating expenditure	(1 597)	(176)	
1 409	1 470	Operating profit	14 895	10 773	38
31	23	Dividends and interest received	230	244	
3	3	Income from associates	31	11	
(66)	(85)	Finance costs	(863)	(509)	
1 375	1 411	Net income before tax	14 293	10 519	36
(454)	(471)	Taxation	(4 769)	(3 467)	
921	940	Net income after tax	9 524	7 052	35
(4)	(3)	Minority interest	(28)	(27)	
917	937	Attributable earnings	9 496	7 025	35
2	3	Goodwill amortised	33	15	
(8)	(28)	Negative goodwill amortised	(282)	(59)	
133	24	Capital items written off	236	1 029	
86	14	Impairment of assets	138	663	
16	–	(Profit) / loss on disposal of assets	(4)	118	
14	5	Scrapping of assets	52	116	
17	5	Write-down of assets in businesses	50	132	
(34)	(3)	Tax effect thereon	(28)	(258)	
1 010	933	Headline earnings	9 455	7 752	22
		Basic earnings per share (cents)			
146	153	– attributable earnings basis	1 550	1 120	38
161	152	– headline earnings basis	1 544	1 236	25
		Diluted earnings per share (cents)*			
144	150	– attributable earnings basis	1 519	1 107	37
159	149	– headline earnings basis	1 513	1 221	24
		Dividends per share (cents)			
17	20	– interim	200	140	43
22	24†	– final	250	180	39

*Taking into account the Sasol Share Incentive Scheme

†Subject to exchange rate ruling on payment date

consolidated value added statement

	Year ended 30.6.2002 R million	Year ended 25.6.2001 R million
Sales	61 578	41 289
Purchased materials and services	34 801	23 152
Value added	26 777	18 137
Investment income	261	255
Wealth created	27 038	18 392
Employees	7 921	4 957
Providers of equity capital	2 353	1 682
Providers of loan capital	863	509
Government	4 669	3 988
Reinvested in the Group	11 232	7 256
Wealth distribution	27 038	18 392

salient features

		2002	2001
Number of shares in issue	(million)	666,9	665,0
Weighted average shares in issue	(million)	612,5	627,3
Market capitalisation	(R million)	73 356	50 540
Net asset value per share	(cents)	4 938	3 596
Depreciation charge	(R million)	4 117	2 339
Dividend cover	(times)	3,4	3,5
Interest cover	(times)	17,6	21,7
Number of employees		31 100	30 800
Average crude oil price – (Brent)	(USD/bbl)	23,24	28,38
Directors' remuneration	(R million)	23	14
Share options granted to directors – cumulative	('000)	1 508	1 255

profit outlook

Contrasting views proliferate over the forecast performance of global economies and particularly that of the United States. Nevertheless, it appears that conditions have stabilised and most of the world's larger economies seem poised for a mild recovery towards the end of 2002 or early 2003.

Although oil prices have improved slightly in recent months, they are expected on average to be lower in the year ahead compared with the year under review. Many commodity chemical prices have improved slightly and the rand is steadier.

Because of these factors, and assuming there will be no dramatic shifts in world oil, petrochemical and allied markets in the year ahead or unforeseen disruptions in financial markets, earnings in the new financial year are expected to reflect a modest increase on the excellent results of the past year. Over the last three years Sasol has repositioned its performance capability and has exceeded its targeted rate of return as determined by the Group's weighted average cost of capital (WACC). It is from this significantly improved and shareholder value-creating platform that modest gains are anticipated.

Sasol's international growth strategy has progressed successfully and is confidently expected to serve the Group well in years ahead. The advancement of the GTL ventures and other major projects such as the Mozambique Natural Gas Project are planned to herald a further era of exciting growth when they are commissioned in the middle of the decade.

corporate governance

Strong corporate governance structures and mechanisms are in place at Sasol and are constantly reviewed to reflect internal corporate changes, legislative changes and national and international developments in relation to corporate governance. In particular, Sasol subscribes to the Code of Corporate Practices and Conduct contained in the King II Report on Corporate Governance for South Africa released in the first quarter of 2002.

All the key principles underlying responsible and effective corporate governance practices and conduct are reflected in Sasol's corporate governance structures and practices.

Sasol's business conduct guide commits the Group to the highest standard of compliance with laws and regulations, and to integrity, and sound behaviour and ethics in dealing with all its stakeholders. An ethics "Hot Line" has been established in order for stakeholders to anonymously report fraud and other crimes and irregularities.

strate

The dematerialisation of Sasol shares, under STRATE, commenced on 19 November 2001. Trading for electronic settlement began on 10 December 2001 and the first electronic settlement took place on 18 December 2001. The dematerialisation process commenced and was completed successfully without material occurrences being reported.

declaration of final dividend number 46

The directors of Sasol Limited have declared a final dividend of 250 cents per share (2001: 180 cents per share) for the year to 30 June 2002. The dividend has been declared in the currency of the Republic of South Africa.

Dividend cheques in payment of this dividend to certificated shareholders will be posted to shareholders on or about 14 October 2002. Electronic payment to certificated shareholders will be undertaken simultaneously.

Shareholders who have dematerialised their share certificates will have their bank accounts, which are linked to their Central Securities Depository Participant or Broker's safe custody accounts, credited on Monday, 14 October 2002.

In the case of certificated shareholders, notice of any change of address of shareholders must reach the transfer secretaries, Computershare Investor Services Limited, on or before Friday, 4 October 2002.

Shareholdings may not be dematerialised or rematerialised between Monday, 7 October 2002 and Friday, 11 October 2002, both days inclusive.

The Annual General Meeting will be held in the Sasol Limited Auditorium on 29 November 2002 at 09:00.

By order of the board

P du P Kruger
Chairman

P V Cox
Deputy chairman and chief executive

Sasol Limited

6 September 2002

notes to the financial statements

This profit statement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa, in accordance with International Accounting Standards and the requirements of the South African Companies Act.

The results were audited by KPMG Inc. and a copy of their unqualified audit opinion is available for inspection at the registered office of the company. Where appropriate, comparative figures have been restated to facilitate improved disclosure.

The financial statements have been prepared on the historic cost basis except for certain financial instruments which are stated at fair value. The accounting policies applied are consistent with those applied in the previous year, except for IAS39 Financial Instruments – Recognition and Measurement and IAS40 investment properties (with no material effect) which were adopted in the current year.

IAS39 requires that all financial assets and financial liabilities are recognised on the balance sheet at fair value. Fair value adjustments on non-trading financial assets are reported in equity. Hedge accounting has been applied to certain capital projects and certain long-term external loans.

The financial year end of the Group has been changed from 25 June to 30 June with effect from the 2002 financial year. This change has had no material impact on the financial results.

Principle foreign currency conversion rates:

One unit of foreign currency equals:	2002	2001
Rand/USD (closing)	10,27	8,02
Rand/Euro (closing)	10,19	6,89
Rand/USD (average)	10,13	7,65
Rand/Euro (average)	9,08	6,79

directors
P du P Kruger (Chairman) P V Cox (Deputy chairman and chief executive) E le R Bradley W A M Clewlow B P Connellan L P A Davies (Executive director) J H Fourie (Executive director) R Havenstein (Executive director) S Montsi T S Munday (Executive director) Z Z R Rustomjee J E Schrempp (German) C B Strauss
company secretary N L Joubert

registered office
sasol limited
1 sturdee avenue, rosebank, johannesburg 2196
po box 5486, johannesburg 2000

transfer secretaries
computershare investor services limited, 11 diagonal street, johannesburg 2001
po box 1053, johannesburg 2000, south africa
tel: +27 11 370-5000 facsimile: +27 11 370 5271/2

company registration number
1979/003231/06
incorporated in the republic of south africa

isin code ZAE 000006896
share code SOL

www.sasol.com
email: sasolir@sasol.com

Egypt jails 51 Islamists

Military court suspects coup plot

Mohamed Abdel Latif

Sapa-AFP

HUCKSTEP — A military court sentenced 51 Islamists yesterday to between two and 15 years in jail with hard labour in connection with an alleged plot to stage a coup d'etat in Egypt.

The court at the desert military barracks just north of Cairo acquitted 43 others, including one of six who were fugitives and tried in absentia.

Defence lawyers said they were "shocked" at what they described as heavy sentences for a case they claimed was built around fundraising activities for popular Islamic militant causes against Israel and Russia.

The scores of defendants reacted silently to the verdict, while family members of those convicted, including women in black robes and veils, implored God as the only judge.

The prosecution has charged that the group was involved in collecting funds for Islamic militant training camps abroad, which would in return teach them how to commit terrorist acts in preparation for a coup d'etat.

At previous hearings, security officers charged that the defendants had confessed they discussed plots to assassinate Egyptian President Hosni Mubarak and prominent religious and cultural figures, as well as attacks on strategic buildings including Cairo's television centre.

The judge, who read the verdict in a hearing that lasted only five minutes, did not make clear who was convicted of which offence.

Three — including a national of the Russian republic of Dagestan, Omar Hajaiev Mehdi Mohammed — were sentenced to 15 years in prison with hard labour. The two others were gym-owner Magdi Hassan Idriss Mohammed and Omar Abdel Aziz Khalifa Ibrahim, whose profession was not given.

Three defendants were condemned to seven years with hard labour, and the remainder were given sentences of between five years with hard labour and two years in prison.

The trial opened in November. Among the defendants were three from Dagestan, another from Yemen, one with dual US-Egyptian nationality and one with dual Canadian-Egyptian nationality, while others held German and Dutch passports.

Among those acquitted was an alleged leader, Nashaat Ahmed Mohammed Ibrahim, a Muslim sheikh in a Cairo mosque. Defence lawyers have said the group may have raised money for Islamic causes abroad, including the Palestinians, but was not likely to have seriously considered committing any act of violence inside Egypt. They had argued the case was largely based on confessions taken by the arresting officers.

Negad el-Borai, a human rights lawyer for the defence, said: "I'm particularly shocked because this case hasn't any evidence against these people."

Tsvangirai calls for nonviolent campaign

HARARE — Zimbabwe's opposition leader Morgan Tsvangirai warned yesterday of a gathering "people's storm" that would battle President Robert Mugabe's "civil-military junta".

In a speech to about 1 000 cheering supporters in a Harare hotel, Tsvangirai called for an alliance of prodemocracy forces to launch a campaign of nonviolent activism against Mugabe's government.

"This alliance will constitute the people's storm in this final confrontation with the autocracy," Tsvangirai said. "What confronts us in Zimbabwe is a dictator who presides over a civil-military junta."

"We must syncronize and coordinate an activism in the final showdown against this dictator."

Tsvangirai called Mugabe's win in the March election a coup d'etat, and urged the international community to increase their pressure on the president for a rerun of the poll under international supervision.

The speech came at a public discussion organised by the Public Opinion Institute, a think-tank that conducts independent surveys in Zimbabwe.

Tsvangirai, who leads the Movement for Democratic Change (MDC), urged his supporters against "adventurism" that could provoke a violent response from the government.

Instead, he called for "nonviolent modes of political combat", saying "casualties among Zimbabwean citizens must be avoided or minimised."

"We have acted as a restraining force on people," Tsvangirai said, referring to his party's policy of nonviolence. "But now we have reached a stage where it may no longer be possible to keep the lid on," he said. "The people cannot take it any longer."

"Your bullets cannot stop the tide of change," he said.

The MDC has never accepted Mugabe's victory in the March presidential poll, saying widespread vote fraud and state-sponsored violence had severely compromised the returns.

Mugabe is presiding over the state's worst-ever economic crisis, with inflation soaring to a record high of 123,5% and an estimated 80% of the population living in poverty. *Sapa-AFP*

UN wheat for Zambia

LUSAKA — The United Nations will buy wheat that is not genetically modified to feed millions of Zambians facing starvation after the country rejected genetically modified wheat from the US

At a briefing in Lusaka, James Morris, executive director of the UN's World Food Programme, said: "We will be spending time in the next few days trying to understand and quantify how much wheat might be needed. There is an opportunity to use wheat to address starvation ... here."

Zambia gave the programme a permit to import from SA up to 12 000 metric tons of wheat that was not genetically modified, said Morris. The agency would try to buy more wheat locally.

This month Zambian President Levy Mwanawasa rejected calls by the US to accept genetically modified wheat in food aid, saying its safety was not proven. The food programme says as many as 4-million Zambians may face starvation in the next year. *Bloomberg*



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- Cost reductions, productivity gains and conversion efficiency improvements across the Group.
- The contribution of Sasol Chemie (previously Condea) for a full year, and its pleasing performance.
- The ability of those businesses trading internationally to leverage well-established customer relationships and distribution channels in difficult markets.

Sales increased by 49% to R61,6 billion (13% to USD 6,1 billion). Foreign and export sales amounted to 56% of total sales, resulting in a strategic objective that these should exceed 50% by 2005 being achieved three years ahead of schedule.

Oil prices were relatively stable for the first few months of the financial year but dropped after the terrorist attacks in America and only partly recovered in the first quarter of 2002. On average, they were significantly lower than in the previous financial year.

Although commodity chemical prices recovered early in 2002 after weakening considerably during the second half of 2001, they nevertheless were on average substantially below those of the previous financial year.

Productivity improvement and renewal programmes progressed through the year as focus on continuous improvement heightened and meaningful contribution to profits in various businesses was achieved. Simultaneously, ongoing safety and environmental management initiatives showed pleasing results.

Net working capital at year-end was slightly higher than anticipated because of higher inventories at Sasol Chemie and the need to build up stocks in advance of the Natref shutdown.

Authorised capital projects amounted to R34,3 billion and R10,3 billion was expended to 30 June 2002. Chemical projects approved included the n-Butanol plant, a detergent-range alcohols plant and an acrylic acid and acrylates complex. The Mozambique Natural Gas Project and the exciting Nigeria and Qatar gas-to-liquids (GTL) ventures were also sanctioned.

Following the acquisition of Sasol Chemie on 1 March 2001, and the pleasing progress made with its integration into Sasol, it was announced last year that Sasol was again alert to acquisition opportunities that would add value and substance to its strategically focused business portfolios.

A stringent set of qualifying criteria was established and a global search for an appropriate acquisition commenced.

To date, a suitable purchase has not been identified.

A long-term objective to acquire full ownership of Schümann Sasol International AG materialised during the year and this global wax business was incorporated as a wholly-owned subsidiary of Sasol with effect from 1 January 2002.

The Group's share buyback programme continued, taking proper cognisance of Sasol's gearing and expected cash flow requirements. During the financial year, 10,8 million shares were repurchased, bringing the total treasury shares bought by Sasol to 57,9 million or 8,7% of the Group's issued shared capital. The average price paid for all shares bought to date was R59,27.

Net financing costs increased from R276 million to R635 million primarily because of higher capital expenditure and the annualised impact of Sasol Chemie, partially offset by higher cash flow from operations. Financing cost cover at year-end exceeded 17 times.

Basic attributable earnings per share of 1 550 cents were 38% higher than the record-breaking earnings per share achieved in the previous financial year. Basic headline earnings per share

operating profit – geographic (R billion)

based on location of customers

june 2002


south africa 12,2
europe 1,5
middle and far east 0,5
north america 0,5
south america 0,1
south east asia 0,1

june 2001


south africa 9,4
rest of africa 0,1
europe 0,4
middle and far east 0,3
north america 0,4
south america 0,1
south east asia 0,1

increased by 25% to 1 544 cents. The difference of 6 cents per share (R41 million after tax), relates to the impairment and write-off of assets and the amortisation of goodwill and negative goodwill.

Gearing at 30 June 2002 was 25%. This is within the targeted range of 20% to 40%.

A final dividend of 250 cents per share has been declared. This brings the total dividend declared to 450 cents per share, which represents an increase of 41%. A dividend cover of 3,4 was applied which is within the targeted range of 2,5 to 3,5.

sasol mining

In yet another year of remarkable progress, Sasol Mining increased its operating profit to a record R1 340 million which is 152% higher than the previous year. Adjusting for a market-related change implemented at the beginning of the year in the price of coal sold to Sasol Synfuels, its operating profit more than doubled.

The renewal programme implemented four years ago has delivered benefit to the extent that the business exceeded its targeted rate of return. This programme has resulted in mining cost per ton being reduced by 11% in real terms over four years, which equates to a cumulative reduction in operating cost of about R1,0 billion. Machine productivity has increased by 87% since the start of the renewal programme.

These excellent achievements resulted in Sasol Mining being shortlisted as one of the five top companies in the 2001 Global Coal Company of the Year Award, presented as part of the Financial Times Global Energy Awards in New York City in December 2001.

sasol synfuels

Despite lower oil prices and higher coal input costs, Sasol Synfuels had a pleasing year and achieved record results.

Operating profit increased by 3% to R8 048 million.

Total production increased by 5% to 7,7 million tons, mainly because of stable operations, higher product yields and the reliable performance of the Sasol Advanced Synthol (SAS) reactors. Average per capita production rose in the year by 5% to 1 344 tons. Throughout the year, opportunities to reduce product flaring and other forms of waste were exploited and, as a result, yields and plant integrity improved.

The business optimisation process initiated in the previous financial year gathered momentum. This process includes better information management and productivity improvement as key objectives. It follows previous initiatives which, together with the beneficial impact of a weaker rand, have resulted in unit costs in US dollars being halved since 1998. It is estimated that about 30% of this improvement is directly attributable to management intervention through these initiatives.

Complementing these initiatives are investments in new and expanded production facilities, including a R595 million project to construct a fifteenth air-separation unit that is scheduled to be brought into beneficial operation in February 2004.

The ninth SAS reactor completed its first full year of operation and performed to full specification, converting synthesis gas into a range of hydrocarbons. The R345 million Synthol light oil capacity expansion project was completed successfully in September 2001.

sasol chemical industries (sci)

In a global environment of weaker commodity chemical prices and demand pressures, SCI performed well and achieved a record operating profit of R3 686 million, which is 167% higher than the previous year. The operating profit of the South African-based businesses increased by 38%.

The financial results of Sasol Chemie were consolidated for a full year for the first time. The integration of this business into Sasol and extraction of synergies progressed satisfactorily. The business has been restructured into two global divisions (Sasol Olefins and Surfactants; and Sasol Solvents) through the merging of Sasol Chemie operations with the South African divisions of Alpha Olefins, and Solvents.

sasol olefins and surfactants

In the Sasol Olefins and Surfactants division, solid performances were achieved by most business units and, notably the Surfactants, Alcohols, Alkylates and Monomers units. Plants worldwide ran efficiently and plant turnarounds were successfully completed. The detergent-range alcohols plant was successfully commissioned.

Final agreement was reached with RWE-DEA whereby the division will acquire 100% of the shareholding in Condea Nanjing Chemical Co (China), including the 30% share previously held by the Nanjing Surfactants Factory.

This transaction is expected to be completed by 30 September 2002.

sasol solvents

In the Sasol Solvents division, new production capacity contributed to a pleasing increase in profits. Considerable focus was dedicated during the year to enhancing the division's global supply chain with emphasis on strengthening customer support and logistics.

The larger business units within the division of Ketones, Ethanol and Alcohols performed well despite the softening of solvent prices and the associated impact on margins.

Ethanol production capacity at Herne in Germany was almost doubled during the year. Construction remains on schedule for the commissioning of a world-scale plant to produce 150 000 tpa of n-butanol and 15 000 tpa of iso-butanol before the end

operating profit of R1 840 million which is 41% higher than the previous year, primarily because of the rand's weakening against the US dollar. The reconstruction of the fire-damaged crude distillation unit was successfully completed and the refinery again operated at capacity following its restart in October 2001.

It is expected that the decline in sales of petrol through Sasol-branded fuel pumps at service stations operated by other South African oil companies will be regained through the development of new partnership service stations. The target to establish 300 service stations in high-volume urban areas is progressing well and more than 100 service stations have been acquired or built and presently are being leased to other oil companies.

The ultra-low-sulphur Sasol TurboDiesel™ launched in February 2002 was well received by South African motorists because of its superior quality. It has the lowest sulphur content of all commercial diesels in the country.

Continuing with its strong growth trend of recent years, Sasol Gas increased sales by 22% to a record R1,3 billion. The higher sales were achieved through improved volumes into the KwaZulu-Natal market and firmer gas prices.

This high-potential division is well advanced with pre-marketing of Mozambique natural gas among potential new South African customers. Sasol Gas completed a successful expansion project at Babelegi in Gauteng during the year and has further exciting growth plans for the KwaZulu-Natal hinterland.

Construction of the Mozambique Natural Gas Project pipeline is on schedule.

sasol petroleum international (spi)

SPI continued to concentrate its West African exploration and production interests in Gabon and Equatorial Guinea. The company is a 30% shareholder in Gabon's promising Etame oilfield, from which first commercial volumes of oil are expected to start flowing before November 2002 at a gross output rate of more than 15 000 barrels a day.

In Mozambique, SPI is assisting to advance the Mozambique Natural Gas Project and, through its Mozambican subsidiary, is the appointed field operator and is working in a 70:30 partnership with the state-owned Companhia Mozambicana Hidrocarbonetos (CMH) of Mozambique.

sasol synfuels international (ssi)

Assisted by Sasol Technology, SSI advanced the development of the Group's first two GTL plants that will incorporate the fully integrated Sasol Slurry Phase Distillate (SPD) process. SSI is developing a GTL plant in Qatar in partnership with Qatar Petroleum. Sasol's joint venture with Chevron Texaco of America, Sasol Chevron, is spearheading the development of a GTL plant in Nigeria.

The main commercial agreements for the Qatari GTL venture have been finalised and front-end engineering and design (FEED) has been completed. Likewise, FEED has been completed for the Nigerian plant and contractor selection has commenced.

The international commercialisation of Sasol's GTL technology to produce cleaner-burning fuels from natural gas will in future years play a major role in both Sasol's international expansion and the consumption globally of low-emission fuels.

audited profit statement and declaration of dividend

exhilarating growth

- Sales up 49% to R61,6 billion (up 13% to USD6,1 billion)
- Operating profit up 38% to R14,9 billion (up 4% to USD1,5 billion)
- Attributable earnings per share up 38% to 1550 cents (up 5% to US 153 cents)
- Major cost reductions and productivity improvements achieved
- R34 billion committed to capital projects
- Total dividend per share declared increased by 41% to 450 cents

Please note: The principal reporting currency of Sasol is rand. The figures expressed in US dollars represent a convenience translation made in accordance with International Accounting Standards (IAS) guidelines.

A billion is defined as one thousand million.

financial overview

All major businesses achieved record profits resulting in another outstanding performance for the Group, following the trend-breaking results of the previous two financial years.

Compound earnings growth per annum in rands over the last five years was 30% and in US dollar terms was a creditable 10%.

Operating profit increased by 38% to R14,9 billion (4% to USD1,5 billion). About 60% of the rand increase arose from the net benefit of a weaker exchange rate offset by lower oil and commodity chemical prices. The balance was realised from management initiatives and, more specifically, from acquisition benefits and productivity improvements.

During the year, international oil prices averaged USD 23,24 per barrel and were 18% below those of the previous financial year. Similarly, commodity chemical prices in US dollars across the Group's range of products were approximately 20% lower. Notwithstanding this depressed pricing environment and the uncertainty that prevailed in world markets, especially following the ruinous events in America in September 2001, these pleasing results were achieved because of the following key factors:

- *The weakening of the rand : US dollar exchange rate by 32% from an average of R7,65 in the previous financial year to R10,13.*
- *Capacity increases in various plants and the resulting beneficial impact on sales volumes.*


sales (R billion)
16,7
19,2
25,8
41,3
61,6
98 99 00 01 02
operating profit (R billion)
3,1
3,7
6,3
10,8
14,9
98 99 00 01 02
attributable earnings (R billion)
2,1
2,5
4,1
7,0
9,5
98 99 00 01 02
attributable earnings per share and dividend per share (cents)
326
409
620
1 120
1 550
98 99 00 01 02
dividend per share
attributable earnings per share
gearing (%)
0,9
5,6
29,1
25,1
98 99 00 01 02
value added per employee (R'000)
291
342
457
589
98 99 00 01 02

sales – strategic business units (R billion)


June 2002
sasol chemical industries 41,3
sasol oil and gas 6,1
sasol synfuels 12,6
other 0,3
sasol mining 1,3
june 2001
sasol chemical industries 21,1
sasol oil and gas 7,1
sasol synfuels 12,3
sasol mining 0,8

sales – geographic (R billion)


June 2002
rest of africa 2,1
europe 17,8
middle and far east 2,4
north america 10,1
south america 0,7
south east asia 1,8
south africa 26,7
June 2001
rest of africa 1,8
europe 6,5
middle and far east 1,4
north america 4,2
south america 0,5
south east asia 1,1
south africa 25,8

of 2002. The associated complex for the production of acrylic acid and acrylates is scheduled to start beneficial operation towards the end of 2003.

sasol polymers

Sasol Polymers achieved a record operating profit despite difficult international markets. Stable plant productions were achieved throughout the year and the division continued with its successful productivity improvement programmes that were initiated a few years ago. In seven years, cash fixed costs per ton in real terms have reduced by 50% and output per employee has more than doubled.

The division's investments in Malaysia were commissioned during the financial year. A six-month delay in commissioning the Optimal ethylene plant, in which a 12% equity position is held, was followed by protracted start-up difficulties experienced on the Petlin polyethylene plant, in which a 40% equity position is held. These problems have since been resolved.

nitrogen businesses

The nitrogen cluster of businesses, incorporating Sasol Ammonia, Sasol Agri and Sasol Explosives, surged ahead and achieved a record operating profit. The greater integration of this value chain has proved most worthwhile through, for example, the sharing of services. Better margin management and productivity enhancements also added to the sound performance of this cluster.

sasol oil and gas

Although sales decreased because of the production volumes lost following the Natref fire in June 2001, insurance proceeds compensated for this loss. The business achieved a record